LIMITED BRANDS DECLARES CASH DIVIDEND

Columbus, Ohio, November 19, 2004 – Limited Brands (NYSE: LTD) announced today the declaration of its regular quarterly dividend of $.12 per share payable on December 14, 2004, to shareholders of record at the close of business on December 3, 2004. This is the Company’s 119th consecutive quarterly dividend.

ABOUT LIMITED BRANDS:
Limited Brands, through Victoria’s Secret, Bath & Body Works, Express, Limited Stores, White Barn Candle Co. and Henri Bendel, presently operates 3,835 specialty stores. Victoria’s Secret products are also available through the catalogue and www.VictoriasSecret.com.

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For further information, please contact:	Tom Katzenmeyer
Sr. Vice President, Investor, Media & Community Relations
Limited Brands
614-415-7076 tel.
www.LimitedBrands.com